UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of MARCH, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   March 16, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Halo Resources Ltd. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         March 16, 2005

3.       PRESS RELEASE

         The press release was released on March 16, 2005 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chairman
         Phone: (604) 685-9316

9.       DATE OF REPORT

         March 16, 2005.

                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                            FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

NEWS RELEASE                                                      March 16, 2005


            HALO DRILLING AT DUPORT CONTINUES TO YIELD STRONG RESULTS


VANCOUVER, BRITISH COLUMBIA, MARCH 16, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce the latest results from the Phase I drill program being carried out on the Company's Duport gold project near Kenora, Ontario. The results are from core holes designed to expand resources by testing the down plunge extension of the prospective Main and East Zones. Drilling is also being directed along strike to the southwest where widely-spaced historical holes have intersected encouraging gold mineralization.

Highlights of the drill testing of the South Main Lens in the vicinity of 8,400N include:

- A 9.7 ft intersection grading 0.23 opt gold (3.0 m grading 7.9 grams per tonne gold) and including 0.406 opt gold over 5.0 ft (13.9 grams per tonne gold over 1.5 m).

- A 6.5 ft intersection grading 0.233 opt gold (2.0 m grading 8.0 grams per tonne gold) over and including 0.386 opt gold over 3.4 ft (13.2 grams per tonne gold over 1 m) from Hole 05-08. This hole intersected the mineralized zone at a vertical depth of 680 ft (207 m).

- Extension of the South Main Lens by an additional 600 ft (183 m) to a vertical depth of 900 ft (274 m).

The East Zone also continues to return positive results with Hole 05-06 intersecting 0.780 opt gold over 3.6 ft (26.7 grams per tonne gold over 1.1 m) at a vertical depth of 302 ft.

Significant intercepts reported are presented in TABLE 1 below. This is the second set of results from an ongoing core drilling program. Please refer to the Press Release dated March 4th, 2005 for the results from the first five drill holes.

Halo Resources Ltd.
March 16, 2005
Page 2



The results of a recently completed detailed magnetometer survey totaling 70 line kilometers are pending. The magnetometer survey will be used to guide follow-up drilling along strike of the Duport mineralization.

The immediate exploration plans are as follows:

- continue additional in-fill and resource expansion drilling to investigate the Main and East Zones at depth and along strike to the southwest;

- use pending results from geophysical surveys to identify targets for immediate follow-up drill testing;

- using existing and new drill hole data, complete a geological model to form the basis for a new, NI 43-101 compliant resource estimate; and

- complete an internal scoping study to establish the economic viability of a short term production start-up. It is anticipated that a positive study result would result in the immediate continuation of the proposed exploration program from the already extensive underground workings.

Table 1 below details the results from Holes 05-06 to 05-09

         TABLE 1. SUMMARY OF RESULTS FROM MAIN AND EAST ZONES

--------------------------------------------------------------------------------
HOLE    SECTION   TARGET         FROM       TO     LENGTH   ASSAY       GRADE
                                 (ft)      (ft)     (ft)   (Opt Au)  (Opt Au-ft)
--------------------------------------------------------------------------------

05-06    8600N    South Main      282.8     283.8   1.0     0.070
                                  283.8     285.4   1.6     0.066
                                  285.4     287.5   2.1     0.042    0.236 - 9.7
                                  287.5     290.2   2.7     0.225     including
                                  290.2     291.5   1.3     0.864    0.406 - 5.0
                                  291.5     292.5   1.0     0.299
                  East Zone       314.0     315.6   1.6     1.643    0.531 - 3.6
                                  315.6     317.6   2.0     0.156
--------------------------------------------------------------------------------
05-07    8900N    Hangingwall     578.0     580.0   2.0     0.444
                                  580.0     582.0   2.0     0.095    0.215 - 6.0
                                  582.0     584.0   2.0     0.105
                  Central Main  1,006.0   1,007.0   1.0     0.304
                                1,007.0   1,008.0   1.0     0.240    0.202 - 3.0
                                1,008.0   1,009.0   1.0     0.061
                  East Zone     1,151.6   1,152.6   1.0     0.200
                                1,152.6   1,153.6   1.0     0.018    0.094 - 3.0
                                1,153.6   1,154.6   1.0     0.065
--------------------------------------------------------------------------------
05-08    8500N    Hangingwall     501.6     502.6   1.0     0.304
                                  502.6     503.6   1.0     0.030    0.098 - 4.0
                                  503.6     505.6   2.0     0.029
                  South Main      758.0     759.1   1.1     0.088
                                  759.1     760.1   1.0     0.057
                                  760.1     761.1   1.0     0.045    0.233 - 6.5
                                  761.1     762.5   1.4     0.383     including
                                  762.5     763.5   1.0     0.452    0.387 - 3.4
                                  763.5     764.5   1.0     0.326
                  East Zone       836.9     837.9   1.0     0.149    0.142 - 2.1
                                  837.9     839.0   1.1     0.135
--------------------------------------------------------------------------------
05-09    8500N    South Main    1,054.9   1,055.9   1.0     0.052
                                1,055.9   1,056.9   1.0     0.137    0.067 - 4.0
--------------------------------------------------------------------------------

Halo Resources Ltd.
March 16, 2005
Page 3




Assaying is conducted on sawn NQ-sized half core sections by Accurassay Laboratories, from Thunder Bay, Ontario, using conventional fire assay procedure. Standards and blanks are included in each sample batch submitted for analysis.

QUALIFIED PERSON

The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data. The field work is supervised by Kevin Leonard, the project "Qualified Person" under the definition of NI 43-101. Mr. Kevin Leonard is the consulting geologist to Halo for the Duport project.

HALO RESOURCES LTD.

Halo Resources Ltd. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a treasury of $5 million, to carry forward its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
Website: www.halores.com

ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT & CEO
                                      -30-
FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President & CEO
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission.